Exhibit 99.25

Canopy Growth Partners With Parent Action on Drugs & Canadian Students for Sensible Drug Policy to Create Youth-Focused Cannabis Education Initiatives

SMITHS FALLS, ON and TORONTO, June 28, 2017 /CNW/—Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX: WEED) is proud to announce that it has entered into an agreement with Canadian Students for Sensible Drug Policy (CSSDP) and Parent Action on Drugs (PAD) to launch the next phase of its ongoing Corporate Social Responsibility program. The partnership will support parents and educators in their ability to communicate with youth, and educate older youth directly to make healthy, responsible decisions about cannabis use. This initiative builds on the Corporate Social Responsibility work Canopy Growth has previously conducted with MADD Canada and the Canadian Drug Policy Coalition around cannabis-impaired driving.

“We want to build a contemporary business that contributes to its communities and its stakeholders in a meaningful way. Listening to Canadians, we know that legalizing cannabis for recreational purposes has raised concerns over increased youth use and an increased need to communicate with young people in a modern, no-nonsense way,” says Mark Zekulin, President, Canopy Growth. “Working with partners like PAD and CSSDP, we have the pieces in place to make a difference in this important area.”

The objective of the 2-year project is for PAD to develop interactive e-tools that educate and support informed conversations and decision-making taking into account the relationship between cannabis use and adolescent brain development. Young Canadians consume cannabis at a higher rate than their peers in other industrialized countries, where 21% of youth aged 15-19 years old, and 31% young adults aged 20-24 report using cannabis at least once in 2015. By strictly regulating cannabis production and distribution, policy-makers hope to decrease youth usage rates by focusing on fact-based prevention and education efforts, as well as controlling access points and availability. As a private sector company, Canopy Growth can contribute by supporting educational efforts such as this.

PAD, along with its extensive network and reach, brings thirty years experience developing and providing evidence-based resources and programs for youth, families and professionals concerned with substance use and resiliency. Through their extensive reach and commitment, adults and youth across Canada will have access to the tools they need to have informed conversations about cannabis use and associated risks.

“The legalization of recreational cannabis does not reduce the potential harms it may have on our youth. It may create an environment of normalization,” says Joanne Brown, Executive Director of PAD. “With legalization comes a need and responsibility to ensure that youth, parents, and those who work with youth have evidence-based information on the risks and realities of cannabis use. This partnership provides a unique opportunity for PAD to develop electronic tools that will allow easy access to up-to-date information on cannabis.”

All of the partners are committed to developing evidence-based work and disseminating it broadly through trusted organizations. Jenna Valleriani, CSSDP’s Strategic Advisor and one of the country’s most recognized cannabis policy experts focused on youth issues, will lead the first stage of this project by reviewing evidence and developing a comprehensive Knowledge Translation strategy to frame the issue with the best available research, and gather input from youth, parents, and educators.

“We heard the concerns of young people as part of our CSSDP youth roundtable during the Task Force’s consultations in September. Their feedback was largely centered on the lack of access to evidence-based, non-judgemental education about cannabis, and as Canada moves towards legalization, we believe this project will play a key role in empowering and ensuring youth, parents and educators have access to relatable, accurate information about cannabis under a legal framework.” said Valleriani.

Canopy Growth is very proud to be working with education and policy experts of this calibre. CGC admires the work that PAD and the CSSDP have done to date and is proud to be funding this initiative through an unrestricted grant.

Here’s to Future Growth.

ABOUT EACH ORGANIZATION:

Parent Action on Drugs (PAD), a Canadian registered charitable organization, has addressed the issues related to youth substance use since 1983. PAD develops and disseminates a range of programs and resources for parents, youth, educators, health promoters and communities. We aim to reduce the harms associated with the use of alcohol and other drugs and increase informed decision making and build resiliency among youth.

Canadian Students for Sensible Drug Policy (CSSDP) is a grassroots national network comprised of youth and students who are concerned about the negative impact our drug policies have on individuals and communities. CSSDP considers problematic drug use in society primarily a health issue rather than a criminal justice issue, and advocates for appropriate, evidence based responses to reduce and prevent harm from drug use. CSSDP currently runs 12 local youth-run chapters across Canada, in addition to a national Board of Directors, and is working to increase access and awareness of harm reduction, support evidence-based legislation, and promote drug policy reform on local, national and international levels.

Canopy Growth Corporation (CGC) Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

FAST FACTS:

•	Cannabis use among young people aged 15 to 19 and 20 to 24 is two to three times higher than use among adults aged 25 or older (21% and 30%, compared to 10%)

•	Research suggests that an estimated 9% of cannabis users become dependent, but this increases to 17% among those who start before age 25 (17%) and further increases among those who use daily (25-50%)

•	Young people in only six countries record cannabis use rates of 20% or more, including Canada, the Czech Republic, France, Spain, Switzerland and the United States

•	Canada still has the highest level of cannabis use among young people, despite reducing its usage rate from 40% in 2001-2002 to 28% in 2009-2010

NOTICE REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2017/28/c2057.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 28-JUN-17